September 22, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Institutional Income Funds, Inc. ("Registrant")
 T. Rowe Price Institutional Core Plus Fund-F Class ("Class")
File Nos.: 333-84634/811-21055

Dear Mr. O`Connell:

The following is in response to your oral comments to Tawanda Cottman on September 9, 2010, regarding the post-effective amendment filed pursuant to Rule 485(a) on July 28, 2010 to add the above referenced Class. Your comments and our responses are set forth below.

Comment:

Pursuant to Item1(a)(2) of Form N-1A, the exchange ticker symbol of the Class must appear on the front cover of its prospectus.
Response:

We will revise the front cover of the prospectus to include the exchange ticker symbol once it has been obtained from NASDAQ.

Comment:

The prospectus states the following on page 6, under the "Payments to Broker-Dealers and Other Financial Intermediaries" section: "If you purchase the fund through a broker-dealer or other financial intermediary, the fund and its related companies may pay the intermediary for the performance of administrative services." (Emphasis added.) This sentence does not completely comply with Form N-1A, which prescribes the following disclosure: "If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of Fund shares and related services." (Emphasis added.) The sentence in the prospectus should be revised in order to comply with the Form.

Response:

Item 8 of Form N-1A provides that a fund may modify the financial intermediary compensation disclosure if the modified statement contains comparable information. In accordance with correspondence submitted to you on January 28, 2010, regarding your comments on Rule 485(a) filings made for various registrants on December 11, 2009, we have been modifying the disclosure set forth by Item 8 for our Retail funds. The basis for modifying the disclosure for our Retail funds is that they do not charge 12b-1 fees or pay financial intermediaries for distribution related to the sale of fund shares, but they have adopted an administrative fee payment ("AFP") program that authorizes them to pay third-party intermediaries for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund. These administrative services include transmitting net purchase and redemption orders to T. Rowe Price, maintaining separate records reflecting shareholders` transactions and share balances, preparing and delivering shareholder confirmations and statements, processing dividend payments and other distributions, and supporting telephone and internet inquiries in connection with these services. Similar to our Retail Funds, our F Class will participate in the AFP program and will only pay intermediaries for administrative services and not for sales of fund shares. As a result, we believe it is appropriate to modify the disclosure for our F Class in the same manner that we have modified the disclosure for our Retail funds.

Comment:

The prospectus states the following on page 16, under the "Signature Guarantee" section: "An intermediary may need to obtain a signature guarantee in certain situations and should consult its T. Rowe Price Financial Institution Services representative." Disclose the situations for which a signature guarantee is required.

Response:

The disclosure will be revised as follows:

An intermediary may need to obtain a signature guarantee in certain situations, such as:

Written requests to redeem over $5,000,000 and wire the redemption proceeds to a bank account not on file;

Remitting redemption proceeds to any person, address, or bank account not on record;

Changing the account registration or broker-dealer of record for an account.

Intermediaries should consult their T. Rowe Price Financial Institution Services representative for specific requirements.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,
/s/ Brian R. Poole
Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Institutional Income Funds, Inc.